4323 Commerce Circle
Idaho Falls, Idaho 83401
(208) 529-4114
Fax: (208) 529-3054

Blaise Rhodes

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 3561

Re:

Source Direct Holdings, Inc.

Form 10-KSB for the Fiscal Year ended June 30, 2006

Filed October 16, 2006

Form 10-QSB/A for the Fiscal Quarter ended March 31, 2007

Filed June 21, 2007

File No. 333-69414

Dear Mr. Rhodes:

This letter is written as a follow-up to a telephone conversation between you and Kevin Arave of Source Direct Holdings, Inc. (the "Company") relating to a letter from the Staff of the Commission dated October 29, 2007 (the "Letter").

In that telephone conversation, the Company requested an extension of time in which to respond to the Letter through November 30, 2007. As noted in the telephone conversation, the Company has begun preparing its response to the comments in the Letter, but needs additional time to compile information, discuss matters with its current and prior auditors, and prepare its response to the Letter.

Please contact the undersigned at 208-529-4114 if you have any questions. Thank you for your assistance in this matter.

Very truly yours,

SOURCE DIRECT HOLDINGS, INC.

By: /s/ Kevin Arave

Kevin Arave